SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                               Copper Corporation
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                                (Name of Issuer)

                           Common Stock, no par value
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                 Not yet issued
- --------------------------------------------------------------------------------
                                 (CUSIP Number)


                                James B. Wiegand
                            10077 E. County Line Rd.
                            Longmont, Colorado 80501
                                  303-772-3316
- --------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 January 9, 2002
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             (Date of Event which Requires Filing of This Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

- ----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  Not Issued                 13D
           ----------

- --------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

James B. Wiegand
- --------------------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]
- --------------------------------------------------------------------------------

3    SEC USE ONLY

- --------------------------------------------------------------------------------

4    SOURCE OF FUNDS*

PF
- --------------------------------------------------------------------------------

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]
- --------------------------------------------------------------------------------

6    CITIZENSHIP OR PLACE OF ORGANIZATION

USA
- --------------------------------------------------------------------------------

               7    SOLE VOTING POWER

  NUMBER OF         375,000

   SHARES      -----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         375,000

   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH:
                    0

- --------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

375,000
- --------------------------------------------------------------------------------

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


- --------------------------------------------------------------------------------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    61.1
- --------------------------------------------------------------------------------

14   TYPE OF REPORTING PERSON*

TN
- --------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  Not issued                 13D
           ----------

- --------------------------------------------------------------------------------

Item 1.  Security and Issuer.

Common Stock, no par value (the "Common Stock"), of Copper corporation, a Colorado corporation ("Copper"). The address of the principal executive offices of Copper is 10077 E. county Line Rd., Longmont, Colorado 80501.

- --------------------------------------------------------------------------------

Item 2.  Identity and Background.

James B. Wiegand
10077 E. County Line Rd., Longmont, Colorado 80501
Present principal occupation or employment: self-employed as business consultant Principal business and address of organization which employment is conducted:
10077 E. county Line Rd., Longmont, Colorado 80501

During the last five years Mr. Wiegand has not been convicted in a criminal proceeding or been subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Citizenship: USA
- --------------------------------------------------------------------------------

Item 3.  Source and Amount of Funds or Other Consideration.

The securities purchased by Mr. Wiegand were paid for in cash in the aggregate amount of $5,000.
- --------------------------------------------------------------------------------

Item 4.  Purpose of Transaction.
Effective as of January 9, 2002, Corporate Management Services, Inc., Mr. Wiegand and Copper entered into an Agreement for the purchase of Common Stock pursuant to which Corporate Management Services, Inc. agreed to sell 750,000 shares of Common Stock to Mr. Wiegand for $5,000. Mr. Wiegand specified that 375,000 of the shares due him from Corporate Management Services, Inc. at closing be issued to Schneider Securities in consideration of services rendered and to be rendered to Copper by Schneider Securities. Closing of the sale took place on January 14, 2002.

Mr. Wiegand has acquired the shares of Common Stock in order to acquire control of Copper and to change Copper from and inactive company to a company with active business operations.

     (a) It is not presently anticipated that any additional Copper securities will be acquired by Mr. Wiegand. It is not presently anticipated that Mr. Wiegand will dispose of the securities of Copper other than those 375,000 shares of Copper Common Stock owned Wiegand by Corporate Management Services, Inc. that Mr. Wiegand directed for issuance to Schneider Securities at closing.

     (b)  None.

     (c)  None.

     (d) Concurrent with closing, all past officers and directors of Copper resigned and Mr. Wiegand was appointed president, secretary and sole director of Copper.

     (e)  None.

     (f)  Mr. Wiegand intends to cause Copper to acquire business assets.

     (g)  None.

     (h)  None.

     (i)  None.

     (j) Mr. Wiegand has moved the principal executive offices to Longmont, Colorado and Mr. Wiegand will use his best efforts to carry out the provisions of the agreement with Corporate Management Services, Inc executed on January 9, 2002.
- --------------------------------------------------------------------------------

Item 5.  Interest in Securities of the Issuer.

     (a)Mr. Wiegand beneficially owns 375,000 shares of the Common Stock of Copper which represents 30.5% of the issued and outstanding shares of Common Stock.

     (b)Mr. Wiegand has sole power to vote or to direct the vote and to dispose or direct the disposition of 375,000 shares of Common Stock.

     (c)Other than as reflected herein, there have been no transactions in Common Stock effected by Mr. Wiegand during he past 60 days.

     (d)No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common stock beneficially owned by Mr. Wiegand.

     (e)Not applicable.
- --------------------------------------------------------------------------------

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Mr. Wiegand is not a party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of the issuer, including but not limited to agreements to transfer or voting of any of the securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.
- --------------------------------------------------------------------------------

Item 7.  Material to be Filed as Exhibits.

7.1
Agreement for the Purchase of Common Stock dated and effective as of January 9, 2002 and closed as of January 14, 2002, by and between Corporate Management Services, Inc., Copper Corporation and James B. Wiegand (incorporated by reference herein to Exhibit 7.1 of the Form 8-K filed January 24, 2002, Commission file #000-33247).
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                                        4

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        January 24, 2002
                                       -----------------------------------------
                                                  (Date)


                                       /s/ James B. Wiegand
                                       -----------------------------------------
                                               (Signature)


                                       James B. Wiegand, President/Secretary
                                       -----------------------------------------
                                               (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

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